DynaMotive Energy Systems Corporation

                                   FORM 6-K/A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                         REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 or 15d-16 OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                             FOR October 8, 2008

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
              (Exact name of Registrant as specified in its charter)

                                -----------------


                          Suite 230 - 1700 West 75th Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                     (Address of principal executive offices)

                                 -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                              FORM 20-F  X    FORM 40-F
                                        ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  YES         NO  X
                                      ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, R. Andrew Kingston, President and Chief Executive Officer for Dynamotive Energy Systems Corporation, certify the following:

1. Review: I have reviewed the interim financial statements and Amended interim MD&A (together the interim filings) of Dynamotive Energy Systems Corporation (the "issuer") for the interim period ending June 30, 2008.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: October 7, 2008


/s/ R.Andrew Kingston
---------------------
R. Andrew Kingston
President & Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52 -109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Brian Richardson, Chief Financial Officer for Dynamotive Energy Systems
   Corporation, certify the following:

1. Review: I have reviewed the interim financial statements and Amended interim MD&A (together the interim filings) of Dynamotive Energy Systems Corporation (the "issuer") for the interim period ending June 30, 2008.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: October 7, 2008


/s/ Brian Richardson
---------------------
Brian Richardson
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-
109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION




Filed via SEDAR


October 7, 2008


To: British Columbia Securities Commission


       Re:  Dynamotive Energy Systems Corporation
           - Amended Form 51-102F1 - Management Discussion and Analysis
          ("MD&A")

Dear Sirs/Madames:

This is to advise that the Form 51-102F1 - MD&A of the Company for the year ended December 31, 2007 and the interim periods ended March 31, 2008 and June 30, 2008 were amended to comply with the continuous disclosure review letter from the British Columbia Securities Commission, dated September 4, 2008. We confirm that no other changes were made.

Yours truly,

/s/Andrew Kingston
------------------
Andrew Kingston
President and CEO,
Dynamotive Energy Systems Corporation

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007


1.1 Date

This Management's Discussion and Analysis of financial condition and results of operations ("MD&A") is dated August 29, 2008 and should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company's Annual Report for the year ended December 31, 2007.

The following sets out management's discussion and analysis of our financial position and results of operations for the six months ended June, 2008 and 2007.

All financial information is reported in U.S. dollars unless otherwise noted.

1.2 Overview

Dynamotive Energy Systems Corporation (the "Company" and or "Dynamotive") is commercializing a biomass-to-liquid fuel conversion using a process known as "Fast Pyrolysis" which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations often entailing downtime.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid
(char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with low emissions and virtually no waste by-products. The principal by-product, char, has commercial applications.

Plant Operations

The West Lorne plant experienced a small fire in April 2008. The plant was shut down and repaired, including the installation of additional fire-preventive measures. Re-commencement of plant operations occurred in July, 2008.

Dynamotive has an existing power purchase agreement with the Ontario Power Authority for the output from the West Lorne 2.5 megawatt generator output at a rate of $110 per megawatt hour.

Operations in Guelph have been temporarily shut down in recognition of the incident at West Lorne. During the second quarter, due to the fire incident at West Lorne, additional fire preventive measures are being incorporated in Guelph based on what we have learned. The Company is currently focusing its efforts on the West Lorne operations and expects to re-start operations in Guelph in the near future.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007

Project Development

The Company continues with a significant number of project developments in multiple markets, though activity slowed during the quarter due to the required repairs in West Lorne as a result of the fire and the subsequent temporary shut down of Guelph to incorporate additional fire prevention measures. Following the restart of operations (in West Lorne), the Company has received renewed expressions of interest for both its products and plant developments.

In Canada, there are six projects in the early stages of potential development which will progress subject to sourcing further capital

In the United States, the Company plans, subject to availability of financing, to invest US $24 million to build the first fully commercial industrial biofuel plant in the U.S. Negotiations on agreements are progressing. We expect that the facility will be located on a site in Willow Springs, Missouri, approximately 180 miles southwest of St. Louis. In Addition, negotiations are ongoing with officials of North Webster Parish, Louisiana, as well as other third parties, to ascertain the feasibility of locating one or more fast-pyrolysis plants in that vicinity.

Dynamotive USA has begun evaluating engineering contractors to provide construction management for the U.S. BioOil projects. Subject to agreements being completed, the Company expects to launch engineering phase of the first US project before the end of 2008.

We are also working with First Nations communities through our subsidiary First Resources Corporation which is currently in development activities on four projects in North America to establish BioOil plants on traditional aboriginal territory.

In Argentina, progress has been slower than expected due to both the fire in West Lorne and due to the political situation in Argentina. The Company has executed contracts for the provision of biomass for two of its proposed plants in the Province of Corrientes, as has been previously announced. A total of
2.5 million tons has been secured over 10 years from the municipality of Virasoro. Dynamotive Latinoamericano SA has been offered a site for the project within the Municipality of Virasoro. Negotiations in regard to the site are progressing. The development plan envisages further potential within the Province of Corrientes.

Dynamotive and regional partners are also investigating other regional opportunities in Uruguay, Chile, Dominican Republic, Panama and Brazil.

In Asia, Dynamotive signed a cooperation agreement with Marketech International Corporation to jointly review the commercial feasibility and, if warranted, develop and construct the first two commercial BioOil plants in Taiwan. The companies also entered into a memorandum to explore further cooperation to potentially develop BioOil projects in the Greater China area. Several projects are currently under review.

In China, Dynamotive has worked with the China National Development and Reform Commission on a BioOil feasibility study for two years. This is a major policy advisory and administrative division of the Chinese government which can assist in obtaining government subsidies for BioOil projects in China. With the study completed, NDRC is very supportive of BioOil production in China.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007


In Europe, the Company is working with Prius Developments and continues negotiations with several interested groups in Canton of Fribourg, Switzerland. Discussions in relation to project opportunities in France and Bulgaria are also occurring

Beyond these opportunities, Dynamotive is currently in the process of evaluating project opportunities in the Ukraine, the Netherlands, the U.K., Spain and Portugal.

In Australia, ROC has scaled back operations while it focuses on confirming financing, while they continues to make limited progress on its flagship project. The first plant site has been identified and preliminary work has been completed on permits and approvals. Negotiations are ongoing with several groups interested in output from the first plant. A joint venture has been formalized with a major recycling group for certain feed types and co-funding of plants. Further progress is subject to the availability of project and corporate finance.

All of the above opportunities are progressing and are being actively worked on. However, additional development and access to project finance is expected to progress slowly until longer term operating results are available from the Guelph plant over the balance of this year.


Research and Development

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

We continue our work in upgrading BioOil. We believe that beyond the direct substitution of heating oil # 2, there is a wider market in the potential refining of BioOil. Our research team are working on a number of paths that could prove commercially viable and, if successful, would expand the market for our technology and fuel exponentially. In addition to Dynamotive working in this area of research, there are strong efforts from energy companies and government sponsored research in the U.S. and in Europe.

The Company is also investigating a number of market opportunities for its pyrolytic char. The company is participating in a number of studies and field tests on the use of Char as a soil enhancer. Dynamotive considers the production of its BioChar to be a high value opportunity.

Corporate Information

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. In October 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and in June 2001, the shareholders approved a change of name to the Company's current name.

As at June 30, 2008, the Company had six wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A in 1990; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006; and Dynamotive Biomass Resource Corporation, incorporated under the laws of British Columbia, Canada in 2006. In addition, the Company maintains an 80% ownership interest in Dynamotive

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007


Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom in 1996 and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

In this report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).


1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).


                              As at December   As at December   As at December
                                  31, 2007           31, 2006        31, 2005
(US Dollars)$
Results of operations:
Revenue                                    --            --             --
Loss from operations               14,415,849)  (14,319,641)   (11,822,274)
Loss from continuing operations   (14,220,404)  (14,252,382)   (11,997,344)
Net loss                          (14,220,404)  (14,252,382)   (11,997,344)
Net loss per share                      (0.08)        (0.09)         (0.11)
Net loss from continuing
  operation per share                   (0.08)        (0.09)         (0.11)

Financial position at year-end:
Total assets                        58,935,644    38,193,699     16,962,573

Total liabilities                    7,770,670     7,058,287      8,670,165

Non-controlling interest, Cdn GAAP          --     1,354,923             --

Shareholder's equity                51,164,974    29,780,489      8,292,408

Deficit                            (87,320,183)  (73,099,779)   (58,847,397)

Common shares issued               207,749,673   171,765,776    123,211,875



1.4 Results of Operations

In the six month period ended June 30, 2008, the Company had a similar level of operating activity as in 2007, but with the focus on commissioning of the Guelph plant and the re-start of the West Lorne plant, as well as expanding project development activities. There were a number of new project initiatives internationally and the Company has been evolving to better support these activities along with the sales and operating activities at the plants.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007


Staffing levels remained broadly the same, but with increased emphasis on Ontario, United States and Argentinean operations.

Revenue

Revenue for the second quarter of 2008 and 2007 were $nil. Revenue for the first six months of 2008 was $500,000 compared to $nil for the same period in 2007. The increased revenue for 2008 were due to the Company recognizing the Rika Ltd. master license fee of $500,000 at the end of the two year agreement term.

Interest and other income decreased to $4,312 in the second quarter of 2008 compared to $36,116 in the same quarter in 2007. Interest and other income decreased to $5,669 in the first six months of 2008 from $115,350 in the same period in 2007. The decrease in 2008 was due mainly to lower cash balances and therefore decreased interest income from investments in short-term money market deposits.

Expenses

During the second quarter ended June 30, 2008, the Company recorded a net loss of $2,908,763, while the net loss for the same quarter in 2007 amounted to $3,502,236. During the first six months of 2008, the Company recorded a net loss of $4,341,583, while the net loss for the same period in 2007 amounted to $6,741,332. The decrease in operating loss was primarily attributable to (i) a decrease in marketing and business development related expenses; (ii) a decrease in research and development expenses; (iii) an increase in license revenue of $500,000; and by (iv) an increase in gain on reduction in bonus and vacation accrual. The Company recorded a gain on reduction in bonus and vacation accrual of $1,137,983 during the quarter ended March 31, 2008. On May 29, 2008 the Company's Compensation Committee agreed with the motion of certain Company executives to make this reduction in the accrual. These amounts were previously accrued as at December 31, 2007 and included in results to that time.

The basic and diluted loss per common share for the second quarter was $0.01 per share compared to $0.02 for the same quarter in 2007. The basic and diluted loss per common share the first six months of 2008 decreased to $0.02 compared to $0.04 for the same period in 2007. The basic and diluted loss per share for the current periods was lower because of the decrease in operating loss and the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares increased to 209,570,784 shares for the second quarter ended June 30, 2008 from 185,378,751 for the same quarter in 2007. The weighted average number of Common Shares increased to 208,789,678 shares for the first six month period ended June 30, 2008 from 181,511,983 for the same period in 2007.

Marketing and business development expenses for the second quarter of 2008 decreased to $190,543 from $348,524 for the same quarter in 2007. Marketing and business development expenses for the first six months of 2008 decreased to $509,795 from $694,752 for the same period in 2007. These decreases were due to decreases in business development activities and participation in a major environmental conference during the 2008 period.

For the second quarters of 2008 and 2007 the Company had expended on a quarterly basis $377,258 and $616,927 respectively, on research and development. In the second quarter 2008, the Company also offset product sales of $60,035 (2007 - $481) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company's plant has reached commercial production levels. For the first six months in 2008 and

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007


2007 the Company had expended $623,655 and $1,523,324 respectively, on research and development. These amounts were net of $75,510 (2007 - $13,157) of product sales. These decreases in research and development expenses were due to reduced activity in engineering development of the commercial scale plant and other product development activities.

General and administrative expenses in the second quarter of 2008 decreased to $2,209,795 from $2,576,956 for the same quarter in 2007. General and administrative expenses in the first six months of 2008 decreased marginally to $4,662,442 from $4,670,695 for the same period in 2007. The minor decrease in 2008 was a combination of decreased activity in the general and administrative area and management of the Company's development activities related to its 200 tpd plant in Guelph, Ontario, a decrease in non-cash compensation expenses, and a reduction in bonus accrual during the six months ended June 30, 2008, partially offset by increased activities in the Company's U.S. and Argentina offices.

Amortization and depreciation expenses increased slightly to $38,256 in the second quarter of 2008 from $34,374 in the same quarter in 2007. Depreciation and amortization expenses increased to $75,421 in the first six months of 2008 from $64,580 in the same period in 2007.

Interest expenses increased in the second quarter of 2008 to $48,502 from $2,606 in the same quarter in 2007. Interest expenses increased in the first six months of 2008 to $66,241 from $2,659 in the same period in 2007. The interest expenses incurred in 2008 were due mainly to the accretion of the asset retirement obligation liability, expenses incurred on the long-term debt and the short-term debt with company's directors, officers and shareholders.

Currency exchange loss in the second quarter amounted to $98,783 compared to the loss $54,322 in the same quarter in 2007. Currency exchange loss in the first six months of 2008 amounted to $113,218 compared to the loss $37,679 in the same period in 2007. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

Going forward, the Company expects to have increased sales and project development activities, both in North America and overseas. With the two plants in Ontario moving through commissioning, product sales should increase through the remainder of 2008 and beyond. Also, successful operation of the plants, in particular the Company's flagship plant in Guelph, should lead to additional project development activity.

The Company's main commitments going forward are the residual capital expenditures for commissioning and ramp up of the Guelph and West Lorne plants, repair of the fire damage in West Lorne (largely covered by insurance) and the cost to complete the steam system at the Erie Flooring plant in West Lorne. These amounts total approximately $1 million.


1.5 Summary of Quarterly Results (Unaudited)

The Company's operations continued at a relatively steady rate over the past eight quarters, as there was no major changes in staff levels and activities throughout the period were focused on construction and commissioning of the plants in West Lorne and in Guelph, plus ongoing business development and research activities. However, in the first quarter of 2008, the recognition of $500,000 of revenue and the realization of a $1.1 million gain on reduction in bonus and vacation accrual resulted in a lower loss for the three month period ended March 31, 2008. Also, beginning in 2008, lower research and

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007 development expenditures as the plants in Ontario progressed through commissioning also contributed towards a lower operating loss.

With the small fire in West Lorne in April 2008, operations were suspended in both West Lorne (for repair and to install preventative changes) and in Guelph (to install the same preventative changes). Operations re-started in West Lorne in July and will re-start in Guelph shortly.

The following table provides summary financial data for the last eight quarters:







                                           Three months ended
                                Jun 30      Mar 31      Dec 31      Sep 30
                                 2008        2008        2007        2007
                                 -----------------------------------------
(US Dollars)                      $           $           $           $
Revenue                           --        500,000       --          --

Net loss from continuing
 operations                 (2,908,763)  (1,432,819)  (4,299,404)  (3,179,667)
Net loss per share              (0.01)       (0.01)      (0.02)       (0.02)


Net loss                    (2,908,763)  (1,432,819)  (4,299,404)  (3,179,667)
Net loss per share              (0.01)       (0.01)      (0.02)       (0.02)


Weighted average common shares
 outstanding in the period  209,570,784  208,008,571  205,329,005  189,679,200



                                           Three months ended
                                Jun 30      Mar 31      Dec 31      Sep 30
                                 2007        2007        2006        2006
                                 -----------------------------------------
                                   $           $           $           $
Revenue                           --           --          --          --

Net loss from continuing
 operations                 (3,502,236)  (3,239,097)  (4,111,675)  (3,086,964)
Net loss per share              (0.02)       (0.02)      (0.02)       (0.02)


Net loss                    (3,502,236)  (3,239,097)  (4,111,675)  (3,086,964)
Net loss per share              (0.02)       (0.02)      (0.02)       (0.02)


Weighted average common shares
 outstanding in the period  185,378,751  177,602,251  168,463,261  162,278,171


1.6 Liquidity

During the second quarter ended June 30, 2008, the Company generated cash from financing activities of $1,731,891, and used cash in operating activities and investing activities of $341,280 and $1,296,605, respectively. During the first six months ended June 30, 2008, the Company generated cash from financing activities of $2,824,413, and used cash in operating activities and investing activities of $1,022,877 and $3,546,062, respectively.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007



The Principal sources of liquidity during second quarter ended June 30, 2008 were (i) $1,051,616 increase in short term loans with the Company's directors, officers and shareholders; (ii) $681,250 in deposits for Common Shares to be issued in 2008 pursuant to the Company's recent private placement; (iii) $8,000 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares; and offset by (iv) $8,975 in repayment of loan. Principal sources of liquidity during the six months ended June 30, 2008 were (i) $1,213,863 increase in short term loans with the Company's directors, officers and shareholders; (ii) $947,250 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options and warrants for cash, (iii) $681,250 in deposits for Common Shares to be issued in 2008 pursuant to the Company's recent private placement; and offset by (iv) $17,950 in repayment of loan.

For the quarter ended June 30, 2007 the principal sources of liquidity were
(i) $3,149,866 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options and warrants for cash, (ii) $500,000 increase in joint-venture deposit received; (iii) $353,017 increase in long term loan; and (iv) $396,621 decrease in government grants receivable. Principal sources of liquidity during the six months ended June 30, 2007 were
(i) $9,095,471 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options and warrants for cash, (ii) $500,000 increase in joint-venture deposit received; (iii) $353,017 increase in long term loan; and (iv) $396,621 decrease in government grants receivable.

Overall change in cash position during the second quarter of 2008 was a decrease in cash of $4,628 as compared to a decrease of $2,887,533 during the same quarter in 2007. Overall change in cash position during the first six months of 2008 was a decrease in cash of $1,784,803 as compared to a decrease in cash of $7,846,973 during the same period in 2007. Overall cash flows decreased during the first six months of 2008 due to significantly decreased financing activities, operating activities and investing activities.

The net amount of cash used in operating activities in the second quarter of 2008 decreased to $341,280 from cash used of $688,221 in the same quarter of 2007. Cash used in operating activities consisted primarily of a net loss from operations for the second quarter 2008 of $2,908,763, less non-cash expenses of (i) equity compensation expenses of $612,456, (ii) amortization of $38,256,
(iii) accretion interest on convertible loan of $9,113, (iv) a net change in non-cash working capital balances related to operations of $1,808,875, and (v) translation loss of $98,783. Cash used in operating activities in the second quarter 2007 consisted of a net loss from operations for the second quarter 2007 of $3,502,236 and non-controlling interest of $94,876, less non-cash expenses of (i) equity compensation expenses of $711,293, (ii) amortization of $34,374, (iii) a net change in non-cash working capital balances related to operations of $2,108,902, and (iv) translation loss of $54,322.

The net amount of cash used in operating activities in the first six months of 2008 decreased to $1,022,877 from cash used of $3,010,212 in the first six months of 2007. Cash used in operating activities consisted primarily of a net loss from operations for the first six months of 2008 of $4,341,583, and the recognition of (non-cash) deferred revenue of $500,000, less non-cash expenses of (i) equity compensation expenses of $1,284,469, (ii) amortization of $75,421, (iii) accretion interest on convertible loan of $18,275, (iv) a net change in non-cash working capital balances related to operations of $2,327,323, and (v) translation loss of $113,218. Cash used in operating activities in the first six months of 2007 consisted of a net loss from operations for the first six months of 2007 of $6,741,332 and non-controlling interest of $123,850, less non-cash expenses of (i) equity compensation

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007 expenses of $1,546,547, (ii) amortization of $64,580, (iii) a net change in non-cash working capital balances related to operations of $2,206,164, and
(iv) translation loss of $37,679.

Financing activities during the second quarter 2008 generated a net increase in cash of $1,731,891, primarily from the short-term debt with the Company's directors, officers and shareholders of $1,051,616 and the Company's private placements of Common Shares. Financing activities during the second quarter 2007 generated a net increase in cash of $4,399,504, primarily from the Company's private placements of Common Shares.

Financing activities during the first six months of 2008 generated a net increase in cash of $2,824,413, primarily from the short-term debt with the Company's directors, officers and shareholders of $1,213,863 and the Company's private placements of Common Shares. Financing activities during the first six months of 2007 generated a net increase in cash of $10,347,615, primarily from the Company's private placements of Common Shares.

Investing activities in the second quarter 2008 resulted in use of cash, in the amount of $1,296,605. This amount was incurred in the acquisition of capital assets (Guelph and West Lorne plants). Investing activities in the second quarter 2007 resulted in use of cash, in the amount of $6,717,324. This amount was incurred in the acquisition of capital assets of $5,858,324 and increase of long term deferred assets of $859,000.

Investing activities in the first six months of 2008 resulted in use of cash, in the amount of $3,546,062. This amount was incurred in the acquisition of capital assets (Guelph and West Lorne plants) of $3,372,728 and an increase of long-term loan receivable of $173,334. Investing activities in the first six months of 2007 resulted in use of cash, in the amount of $15,377,912. This amount was incurred in the acquisition of capital assets of $14,518,912 and increase of long term deferred assets of $859,000.


1.7 Capital Resources

As at June 30, 2008, the Company had working capital deficiency of $8,230,840, has an accumulated deficit of $91,661,766 and has incurred a net loss of $4,341,583 for the six months period ended June 30, 2008.

In the quarter ended March 31, 2008, the Company recorded $500,000 license revenue. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with Industrial Technologies Office ("ITO") funding receivable, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2008, the Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada's ITO program both for expenditures made in

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007


2005 and technical and project related expenditures in 2006. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of US$8.1 million (C$8.235 million), of which $7.3 million (C$ 7.4 million) has been received as of June 30, 2008 and $0.8 million is included in government grants receivable.

During the first quarter of 2008, the Company raised subscription funds of $1.0 million relating to the private placement commenced during the first quarter of 2008 at subscription price $0.65 per share. 1.48 million shares and 56,430 Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2008, the Company raised subscription funds of $0.7 million relating to the private placement commenced during the second quarter of 2008 at subscription price at $0.35 per share. 1.95 million shares and 0.97 million Common Share Purchase Warrants were issued as a result of this funding.

With the current cash on hand, anticipated cash flow from product sales and the potential to secure equity and debt financing, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company expects to require additional funding for the commercial expansion of its technologies through the year 2008 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company's future operations are dependent on the market's acceptance of its products in order to ultimately generate future profitable operations, and the Company's ability to secure sufficient financing to fund future operations. There can be no assurance that the Company's products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

The Company's 2008 financing plan is structured to enable completion, commissioning and ramp-up of the Company's first 200 tonne per day ("tpd") BioOil manufacturing facility (in Guelph. The plant is to be owned 100% by the Company and leased to Evolution Biofuels Inc., a company owned 20% by the Dynamotive); and in West Lorne, where the Company is completing an upgrade and expansion of the plant an related char boiler system. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In connection with the Company's West Lorne project upgrade and construction related to the 200 tpd plant, the Company has outstanding construction commitments of approximately $0.8 million at June 30, 2008.

The Company's funding plan for 2008 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the 200 tpd project(s) which are expected to be developed during 2008. Any delay in securing project funding for a project will delay the construction and commissioning of that project.


1.8 Off-Balance Sheet Arrangements

None.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007


1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties.

The Company had the following transactions with related parties during the three month period ended June 30, 2008:

  1) Paid or accrued management compensation of $233,143 (2007 - $415,383) to directors and officers of the Company;

  2) Paid or accrued consulting fees of $41,458 (2007 - $Nil) to a director of the Company. These fees arise from contractual arrangements based on a fixed monthly fee and stock based compensation. These expenses have been included in research and development expense in Statement of Loss.

  3) Paid or accrued director fees of $61,259 (2007 - $60,090) to directors of the Company.

The Company had the following transactions with related parties during the six month period ended June 30, 2008:


  4) Paid or accrued management compensation of $497,794 (2007 - $714,014) to directors and officers of the Company;

  5) Paid or accrued consulting fees of $71,559 (2007 - $Nil) to a director of the Company. These fees arise from contractual arrangements based on a fixed monthly fee and stock based compensation. These expenses have been included in research and development expense in Statement of Loss.

  6) Paid or accrued director fees of $70,307 (2007 - $67,896) to directors of the Company.

As at June 30, 2008, accounts receivable includes $nil (2007 - $35,306) receivable from directors and officers of the Company. As of the same date, accounts payable and accrued liabilities includes $1,332,258 (2007 - $1,845,326) due to directors and officers of the Company all of which is for services rendered. The amounts due from/to related parties are non-interest bearing, unsecured and due on demand.

During the quarter, the Company entered into loan agreements with directors and officers for $457,963 (2007 - $nil). The loans are due on demand and bear interest at 8% per annum (on the outstanding loan of $300,885) and at 23% per annum, the borrowing cost of the lender, (on the outstanding loan of $157,078).


1.10 Fourth Quarter

Not applicable.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007


1.11 Proposed Transaction

Not applicable.


1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.


1.13 Changes in Accounting Policies including Initial Adoption

Effective January 1, 2008, the Company adopted the following new CICA guidelines:

- Revised Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors.

- Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

- Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation. These standards replace CICA 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity's key management personnel.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Not applicable.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007


1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

 Not applicable.

(b) expensed research and development costs;

Research and Development Expenses
Breakdown by major category:

                                    Three Months Ended      Six Months Ended
                                          June 30,               June 30,
                               -----------------------------------------------
                                     2008        2007        2008       2007
                               -----------------------------------------------
                                     $           $           $          $
 Material                          66,255      44,396     66,255     232,707
 Salary and benefits              105,561     149,905    263,441     160,979
 Engineering and Consulting Fees   83,861     347,627    120,136   1,049,473
 Miscellaneous Costs              121,581      74,999    173,823      80,165
                               -----------------------------------------------
                                  377,258     616,927    623,655   1,523,324
 Less: Product and services sales (60,035)       (481)   (75,510)    (13,157)
 Less: Government assistance programs  --          --         --          --
                                ----------------------------------------------
                                  317,223     616,446    548,145   1,510,167
                                ==============================================


(c) deferred development costs;

Not applicable.

 (d) general and administration expenses;

Breakdown by major category:
                                    Three Months Ended      Six Months Ended
                                          June 30,               June 30,
                               -----------------------------------------------
                                     2008        2007        2008       2007
                               -----------------------------------------------
                                       $           $           $          $
 Office supplies, telephone,
   and insurance                   194,851      149,548     389,417    283,979
 Professional fees                 431,837      475,306     739,043    790,793
 Rent                              101,629      107,448     246,026    194,786
 General and admin. salaries
   and benefits                  1,481,478     1,844,654  3,287,956  3,401,137
                                ----------------------------------------------
                                 2,209,795     2,576,956  4,662,442  4,670,695
                                ==============================================


(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

As at August 29, 2008, the Company's outstanding share data was as follows:

Common shares outstanding:   214,740,810
Stock options:                21,020,117
Share purchase warrants:      11,213,532

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007


All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are encouraged to review the section in Management's Discussion and Analysis in the 2007 Annual Report on Form 20-F entitled "Risk Factors" for a more complete discussion of factors that could affect Dynamotive's future performance.


1.16 Corporate Governance

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as December 31, 2007, at the reasonable assurance level, because of the material weaknesses described in Management's Report on Internal Control over Financial Reporting.

Notwithstanding the existence of the material weaknesses described below, management has concluded that the consolidated financial statements in this Form 20-F fairly present, in all material respects, the Company's financial position, results of operations and cash flows for the periods presented.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007


Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

The Company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on the criteria set forth in the "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The objective of this assessment was to determine whether the Company's internal control over financial reporting was effective as of December 31, 2007.

A material weakness, as defined by the Securities and Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatements of the annual or interim consolidated financial statements will not be prevented or detected. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, management determined that there were control deficiencies that constituted material weaknesses, as described below.

The Company does not have sufficient personnel with experience in the application of US GAAP. Specifically, the Company's entity level controls initially failed to identify the impact of new accounting pronouncements on the disclosures in the US GAAP reconciliation note. These errors were corrected by management prior to the issuance of the Company's December 31, 2007 consolidated financial statements.

Management performs an oversight function with regard to meeting the Company's tax obligations. This includes preparation of tax returns, monitoring of new tax requirements for changes in the Company's operations and preparation of tax disclosures for income tax, commodity taxes and other tax-related matters. Staff involved in the Company's tax function have some knowledge and experience with tax requirements but are not experts in all the tax

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2008 compared to the six-month period ended June 30, 2007 regulations to which the company is subject. External tax experts are engaged by the Company to deal with tax matters, but there is a reasonable possibility that a material misstatement could occur in the Company's tax note or regulatory obligations with regard to tax could arise due to management's limited expertise with regard to tax requirements.

The Company did not maintain effective control in preparing financial statement disclosures in income taxes. Specifically, management initially failed to apply the correct future enacted tax rate to its future income tax assets in accordance with CICA HB 3465, "Income Taxes." This error was corrected by management prior to the issuance of the Company's December 31, 2007 consolidated financial statements.

Based on our assessment and because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by BDO Dunwoody, the Company's independent registered public accounting firm, as stated in their report which appears herein.

Remediation to Address Material Weakness

The Company will enhance its staff training and improve controls with regard to US GAAP and taxation matters. The Company will expand the use of outside consultants with expertise in the application of US GAAP and requisite knowledge of tax regulations in the jurisdictions in which the Company operates. Management will also implement an improved consultation process with external auditors in the above areas.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2007, there were changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting, as follows:

The Company has enhanced its internal control over financial reporting, including improving the dissemination of corporate governance policies to employees, performing more formal variance analysis of financial statement line items and strengthening the documentation with regard to company credit card transactions.